EXHIBIT 99.4
CHAIRMAN’S ADDRESS

15 August 2007	For media enquiries please call Peter Baker on: Tel: (02) 8274 5304 For analyst enquiries please call Steve Ashe on: Tel: (02) 8274 5246 Mob: 0408 164 011.
Chairman’s Address to
2007 Annual Meetings
I would like to start by saying that it gives me great pleasure to be here to address my first shareholder meeting in my capacity as chairman.
Fiscal year 2007 has been a momentous year for James Hardie.
While Louis will speak to you shortly about the company’s results and activities, I would like to use my time today to reflect briefly on what I regard as the significant events and achievements that have occurred for the company during the year, and convey to you how these may affect our future.
We finalised the asbestos compensation arrangements
One of the most significant events of the past year was the finalisation of the asbestos compensation arrangements.
The company’s voluntary asbestos compensation funding proposal was put to shareholders at an Extraordinary General Meeting on 7 February 2007 and passed with 99.6% of the votes cast in favour of the compensation proposal. Votes cast on this resolution represented 59.4% of the company’s issued capital.
The Board regards the overwhelming shareholder support for the company’s funding proposal as a strong endorsement of the solution developed and implemented by the company. I thank all our shareholders for their support of the company during the time it took to put the arrangements in place.
With the completion of the asbestos compensation arrangements, the business is now able to focus all its efforts on achieving results that will allow us to grow and thrive as a company.
We established the Asbestos Injuries Compensation Fund
On February 9, as soon as practicable after the shareholder vote, the company made the initial payment of A$184.3 million to the Asbestos Injuries Compensation Fund (AICF).
This made the fund operational and satisfied the final condition precedent to the Amended and Restated Final Funding Agreement (Amended FFA) agreed by James Hardie and the New South Wales Government (NSW Government).
The AICF now manages the asbestos-related personal injury claims made against certain former James Hardie group subsidiaries.
1 of 4

We have renewed the JHI NV Board
As a result of changes to the company’s Board during the year, the planned renewal of James Hardie’s Board is now largely complete.
Five new directors — Brian Anderson, Michael Hammes, Rudy van der Meer, Cathy Walter and myself - have joined the Board since December 2006.
Three directors — Meredith Hellicar, Michael Brown and Michael Gillfillan — brought forward to February their planned departures from the James Hardie Board, following ASIC’s announcement that it had commenced civil proceedings connected to the establishment of the Medical Research and Compensation Foundation in 2001.
I take this opportunity to acknowledge again the valuable contributions these directors made during their terms, especially their work in helping finalise the asbestos compensation funding proposal.
Another director, James Loudon, delayed his planned departure to ensure a smooth transition to new directors. James had indicated that he planned to retire after this year’s annual general meeting, but I am pleased to advise that this week he has agreed to stay on for another year.
As one of the new directors who has benefited from James’ knowledge and experience, I thank James for his dedication to the company, and for continuing to put James Hardie’s interests ahead of his own plans.
Additionally, it gives me great pleasure to advise that David Andrews intends to shortly join our Board. We look forward to introducing David formally once he has been appointed.
David is an experienced US attorney with significant international business experience. His most recent executive role was as General Counsel of PepsiCo.
I am confident that the experience, insight and guidance provided by your directors will continue to serve the company well.
We paid a significantly increased Dividend
With the finalisation of the asbestos compensation arrangements, and reduced capital expenditure requirements, the company was able to announce a significantly-increased final dividend of US15 cents per share.
This made the full year dividend for fiscal year 2007 US20 cents per share, an increase of US12 cents on last year’s full year dividend.
In the future, we expect the dividend payout ratio to be between 50% and 75% of net income before asbestos adjustments.
The company continues to review other capital management options, and this morning announced that it will be implementing a share buy-back program. Louis will provide some more detail about this in his talk.
The business operations performed well in a difficult market
Louis will discuss the business operations in more detail in his report, but I would like to comment briefly on the company’s performance in the last year.
2 of 4

Despite the difficult trading conditions caused by the significant decline of the housing market in our largest market in the United States, and in Australia, the company has continued to achieve strong results.
These results reflect the underlying strength of our business; management’s skill in planning for and dealing with the downturn; the quality of our products; and the calibre of our people, at every level of the business.
It is these very factors which auger well for the future success of this company.
I will now hand over to Louis to talk about the performance of the business for the year, and our first quarter results, released this morning.
Thank you.

END

Media Enquiries:
Peter Baker
Telephone: 61 2 8274 5304
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 61 408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com
3 of 4

Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; and foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list and factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
4 of 4